As filed with the Securities and Exchange Commission on June 1, 1999
                           Registration No. 333-64739
--------------------------------------------------------------------------------
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1 TO

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            SENECA FOODS CORPORATION
             (Exact name of registrant as specified in its charter)
          New York                                              16-0733425
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                             Identification No.)
                           1162 Pittsford-Victor Road
                            Pittsford, New York 14534
                                 (716) 385-9500
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                 KRAIG H. KAYSER
                      President and Chief Executive Officer
                           1162 Pittsford-Victor Road
                            Pittsford, New York 14534
                                 (716) 385-9500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                            WILLIAM I. SCHAPIRO, Esq.
                        Jaeckle Fleischmann & Mugel, LLP
                        Twelve Fountain Plaza, Suite 800
                             Buffalo, New York 14202
                                 (716) 856-0600
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box.[ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act  registration  statement number of
the earlier effective registration statement for the same offering. [   ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check
the following box. [   ]




    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.












                                       4

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                                   PROSPECTUS
                                 346,570 Shares
                            SENECA FOODS CORPORATION
                              Class A Common Stock

         All of the shares of Class A Common Stock, $0.25 par value per share ("Class A Common Stock") of Seneca Foods Corporation (the "Company") offered hereby (the "Offering"), are being sold by The Pillsbury Company, a Delaware corporation ("Pillsbury" or the "Selling Security Holder"). The Selling Security Holder may from time to time offer and sell the shares held by it directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." The Selling Security Holder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents. The shares of Class A Common Stock are entitled to one-twentieth (1/20) of one vote per share whereas the shares of the Company's Class B Common Stock, $0.25 par value per share ("Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock") are entitled to one vote per share on all matters presented to the Company's shareholders. See "Selling Security Holder" and "Risk Factors--The Shares of Class A Common Stock Have Low Voting Power." The Company will receive no portion of the proceeds of the Offering. The Selling Security Holder will be responsible for the costs of printing this Prospectus to the extent such costs exceed $2,500. The Company will be responsible for all other expenses associated with the Offering. The Company's Class A Common Stock is traded in the over-the-counter market and quoted on the NASDAQ National Market under the symbol "SENEA." On May 27, 1999, the average of the high and low sales prices of the Class A Common Stock as reported by the NASDAQ National Market was $14.00 per share.

         See "Risk Factors" commencing on page 15 for certain factors and considerations relevant to an investment in the Class A Common Stock offered hereby.


               NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR
                 ANY STATE SECURITIES COMMISSION HAS APPROVED OR
                 DISAPPROVED OF THESE SECURITIES OR PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                     ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

         The date of this Prospectus is ____________, 1999.

         No dealer, salesmen or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of the Company since such date or, in the case of information incorporated herein by reference, the date of filing with the Securities and Exchange Commission.



         TABLE OF CONTENTS
                                                              Page

AVAILABLE INFORMATION                                           4

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE                 5

PROSPECTUS SUMMARY                                              6

RISK FACTORS                                                   15

THE COMPANY                                                    24

USE OF PROCEEDS                                                24

SELLING SECURITY HOLDER                                        25

PLAN OF DISTRIBUTION                                           25

DESCRIPTION OF CAPITAL STOCK                                   26

LEGAL MATTERS                                                  29

EXPERTS                                                        29

                              AVAILABLE INFORMATION


         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected at, and, upon payment of the Commission's customary charges, copies obtained from, the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Such reports, proxy statements and other information are also available for inspection and copying at prescribed rates at the Commission's regional offices in New York, New York (7 World Trade Center, 13th Floor, New York, New York 10048) and in Chicago, Illinois (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511). The Commission maintains a Web site (http://www.sec.gov) that also contains reports, proxy statements and other information concerning the Company. In addition, the Class A Common Stock is listed on the NASDAQ National Market under the symbol "SENEA" and information can be inspected and copies made at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Class A Common Stock offered hereby. This Prospectus constitutes the Prospectus of the Company, filed as part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits listed therein, which can be inspected at the public reference facilities of the Commission noted above, and copies of which can be obtained from the Commission at prescribed rates as indicated above. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         Incorporated into this Prospectus by reference are the documents listed below filed by the Company under the Exchange Act. Copies of any such documents, other than exhibits to such documents, are available without charge to each person to whom a copy of this Prospectus has been delivered upon written or oral request of such person from the Company, 1162 Pittsford-Victor Road, Pittsford, New York 14534, Attention: Philip G. Paras, telephone number (716) 385-9500.

         The following documents are hereby incorporated into this Prospectus by reference and are made a part hereof:

(1) The Company's Annual Report on Form 10-K for the year ended March 31, 1998 (Commission File No. 0-1989).

(2) The Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 1998 (Commission File No. 0-1989).

(3) The Company's Quarterly Report on Form 10-Q for the quarter ended September 26, 1998 (Commission File No. 0-1989).

(4) The Company's Quarterly Report on Form 10-Q, as amended, for the quarter ended December 26, 1998 (Commission File No. 0-1989).

(5) The Company's Proxy Materials for its Annual Meeting of Shareholders held on August 7, 1998 (Commission File No. 0-1989).

(6) The Company's Current Report on Form 8-K dated June 30, 1997 (Commission File No. 0-1989).

(7) The Company's Current Report on Form 8-K dated July 17, 1997 (Commission File No. 0-1989).

(8) The Company's Current Report on Form 8-K dated July 2, 1998 (Commission File No. 0-1989).

(9) The Company's Current Report on Form 8-K dated September 17, 1998 (Commission File No. 0-1989).

         Each document filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of all shares of Class A Common Stock to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a previously filed document incorporated or deemed to be incorporated by reference herein) or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

--------------------------------------------------------------------------------

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                               PROSPECTUS SUMMARY


         The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus. Unless the context otherwise requires, all references in this Prospectus to the "Company" shall mean Seneca Foods Corporation and its subsidiaries on a consolidated basis. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from those set forth in the forward-looking statements. See "Risk Factors" for a discussion of certain factors that might cause such a difference.


                                   The Company

         The Company, which was founded in 1949, conducts its business almost entirely in canned and frozen vegetable processing, which currently accounts for approximately 96% of the Company's sales. Canned vegetables represent approximately 88% and frozen vegetable products approximately 12% of the Company's canned and frozen vegetable processing volume. Fruit products represent 3% of the Company's sales.

         Approximately 10% of the Company's food products are packed under its own brands including Seneca(R), Libby's(R) (under license), Aunt Nellie's Farm Kitchen(R) and Blue Boy(R). Approximately 29% of the processed foods are packed under private labels, that is, under brand names owned or controlled by the purchasers, which are primarily retail grocery chains, and approximately 12% are sold to institutional food distributors. The remainder, approximately 49%, carry the Green Giant(R) brand name of Pillsbury and are packed pursuant to a 20-year First Amended and Restated Alliance Agreement originally dated December 8, 1994 as amended from time to time (the "Alliance Agreement") with Pillsbury and its sole shareholder. Pillsbury's sole shareholder is now a wholly-owned subsidiary of Diageo plc. See "Risk Factors--Dependence on Alliance Agreement."

         The Company believes that it is the largest United States producer of canned vegetables in the United States and is one of the largest United States producers of vegetables, including canned and frozen vegetables.

         The Company's sole non-food division, Seneca Flight Operations, provides air charter service primarily to industries located in upstate New York and contributes approximately 1% to the Company's sales. The Company's principal executive office is located at 1162 Pittsford-Victor Road, Pittsford, New York. Its telephone number is (716) 385-9500 and it maintains a web site at www.senecafoods.com.

                                Recent Developments

Divestitures of Fruit and Juice Business

         Prior to February 1999, the Company processed and sold both vegetable and fruit products. The Company's fruit business was comprised of apple products (including apple juice and apple sauce); grape products; bottled, canned and frozen fruit juice drinks; fruit chips (a snack food); specialty cherry products; and industrial flavorings. In the 12 month period before the divestitures referred to in the next paragraph, the fruit business constituted about 22% of the Company's total food products (vegetable and fruit) revenues.

         In December 1998 the Company sold the principal assets of its fruit juice business (excluding its plants in Washington State) to Northland Cranberries, Inc. ("Northland"). In January 1999 the Company sold its applesauce and industrial flavorings businesses and its principal fruit and juice processing facility in Washington State to TreeTop, Inc. ("TreeTop"). The Company granted to these purchasers the right to use the Seneca(R) name for the juice and fruit products which they respectively acquired and certain related products. The Company retains the Seneca name for its corporate identification and as a brand name for present or future Company products not described in the licenses granted to Northland and TreeTop.

         After these sales, the Company's only remaining fruit-related businesses are the fruit chips and specialty cherry products, which represented approximately 3 % of fiscal 1999 sales. The Company retains a small fruit processing plant in Washington State, which it intends to sell. The Company conducts no operations at that plant.

         The proceeds of the Company's sales to Northland and TreeTop were approximately $58,437,000, subject to post-closing adjustments which the Company expects to be non-material. The Company expects to recognize a minimum pre-tax gain of $17,187,000 on these sales.

         The Company decided to sell the fruit products businesses because:

         (1) On a combined basis, these businesses lost money in fiscal years 1997, 1998 and 1999 prior to their divestitures by the Company.

         (2) The Company had been the leader in U.S. sales of frozen apple juice concentrate, but total consumer purchases of apple concentrate have been declining in recent years at the rate of approximately 5% per year. Consumer preferences have been shifting to ready-to-drink, non-concentrated bottled apple juice, sold primarily in plastic bottles. Although the Company converted some juice production to plastic bottle lines, it could not attain a position in the bottled product comparable to its frozen concentrate position. The Company's competitors, including Coca-Cola's Minute Maid division, PepsiCo Tropicana Products division, Cadbury-Schweppes (Mott's juice products), Welch's, Ocean
                  Spray  and  others  had,  as   compared  to  the  Company,
                  considerably more sales, advertising and promotion budgets and other resources which are needed to obtain premium shelf space in food stores and leadership in consumer sales.

         (3) As is typical of agricultural products, supply varied from year to year. In periods of short supply, the Company benefitted by its ability to process apples into juice in its own plants, thereby reducing (but not wholly eliminating) its dependence on high-cost apple concentrate available on the world markets. However, higher retail prices reduced consumer demand for the product. To maintain desirable sales volume, the Company could not increase its prices to fully compensate for the higher costs. However, in periods of abundant supply, as occurred in fiscal years 1998 and 1999 as a result of increasing world production of apple concentrate, the Company was able to purchase concentrate at a lower cost than it could produce concentrate in its own plants, resulting in underutilization of its fruit processing plants. The cash and non-cash fixed costs of owning these plants (e.g. depreciation, taxes, maintenance and interest on debt incurred to acquire plants and equipment) continued to be incurred as an expense which reduced earnings.


         Effect of Divestitures. For the forseeable future, the Company has no plans to enter into any new business unrelated to the vegetable business. From time to time the Company may seek acquisitions of vegetable processing or vegetable-related businesses, but it has no current agreements or understandings to acquire any such business. The cash generated by the divestitures and the Equity Investment (see "Prospectus Summary - Reduction in Outstanding Debt and Leverage") have enabled the Company to reduce both short-term and long-term debt and reduce the impact of interest expense and lender fees on future operations. (See "Prospectus Summary - Reduction in Outstanding Debt and Leverage".)

Equity Investment

    The Rights Offering. On August 7, 1998, the Board of Directors of the Company declared a distribution of purchase rights (the "Rights Offering") payable to the holders of the Company's Common Stock at the rate of one-half a right for each share of Common Stock. Each full right entitled the holder to purchase, at a price of $12.00, a share of Convertible Participating Preferred Stock having a stated value of $12.00 per share (the "Convertible Participating Preferred Stock"). The shares of Convertible Participating Preferred Stock are convertible at any time into shares of Class A Common Stock on a share-for-share basis. Pursuant to the Rights Offering, which expired on August 27, 1998, holders of the Company's Common Stock acquired 1,146,639 shares of Convertible Participating Preferred Stock under the Rights Offering for a total investment of $13,759,668.

         Stock Purchase Agreement and Shareholders Agreement. The Company entered into a Stock Purchase Agreement dated June 22, 1998 (the "Stock Purchase Agreement") with Carl Marks Strategic Investments, L.P., Carl Marks Strategic Investments II, L.P. and Uranus Fund, Ltd. (the "Investors") whereby the Investors agreed to purchase at $12.00 per share (i) 1.167 million shares of Convertible Participating Preferred Stock, for total consideration of $14 million and (ii) up to 2.5 million shares of Convertible Participating Preferred Stock which the Company's shareholders did not purchase in the subsequent Rights Offering. The Company was not required to sell under the Stock Purchase Agreement and the Rights Offering more than 4,166,667 shares of Convertible Participating Preferred Stock at a total price of $50,000,004. The Investors acquired a total of 3,019,895 shares of Convertible Participating Preferred Stock for an aggregate purchase price of $36,238,740. The total investment received by the Company as a result of the Rights Offering and investment by the Investors was $49,998,408.

    Concurrently with the Stock Purchase Agreement, the Company and certain of its substantial shareholders, including the Investors, entered into a Shareholders Agreement (the "Shareholders Agreement") whereby certain substantial holders of the Company's stock, including members of the Wolcott and Kayser families (the "Wolcott and Kayser Families" or the "Wolcott or Kayser Families") who control the Company, agreed that they would not exercise, sell or transfer the Rights to which they were entitled pursuant to the terms of the Rights Offering. In a separate agreement, Pillsbury also agreed that it would not exercise, sell or transfer the Rights to which it was entitled (as a shareholder of the Company) pursuant to the Rights Offering. The total investment made pursuant to the Stock Purchase Agreement and the Rights Offering sometimes is referred to herein as the "Equity Investment."

    The foregoing transactions provided the Investors with the ability to influence the management of the Company, subject to the approximately 42% combined voting power of the Wolcott and Kayser Families (in an election of directors). The Shareholders Agreement requires that the number of directors comprising the Company's Board of Directors be increased from seven to nine members and requires the Company to fill the two new director positions with persons designated by the Investors (the "Investor Designees"). The Investor Designees will continue to be nominated for election to the Board and certain substantial shareholders of the Company (particularly, Wolcott and Kayser family members) will continue to vote for the Investor Designees until the Stock Purchase Agreement is terminated or such time as the Investors no longer own, in the aggregate, at least 10% of the Company's Class A Common Stock (assuming conversion of all shares of Convertible Participating Preferred Stock into shares of Class A Common Stock). At the Company's Annual Meeting of Shareholders held on August 7, 1998, the Company's shareholders elected the Investor Designees, Andrew M. Boas and Arthur H. Baer, to serve as directors of the Company for terms expiring in 2001 and 2000, respectively, effective upon consummation of the Equity Investment by the Investors which occurred on September 2, 1998. The Shareholders Agreement also requires that, until such time as the Investors own, in the aggregate, less than 10% of the Company's Class A Common Stock (assuming conversion of all shares of Convertible Participating Preferred Stock into shares of Class A Common Stock), the Investor Designees will comprise at least 22% of the members of each committee of the

Company's Board of Directors. The Company agreed to include in its Certificate of Incorporation a provision, pursuant to Section 709 of the New York Business Corporation Law ("BCL"), requiring unanimous approval of the Company's Board of Directors (excluding directors who choose to abstain) for certain major corporate actions including but not limited to certain substantial sales of assets, business combinations and change in accountants. The requirement of unanimous board approval (excluding directors who choose to abstain) terminates when the Investors no longer own, in the aggregate, at least 15% of the Company's Class A Common Stock (assuming conversion of all shares of Convertible Participating Preferred Stock into shares of Class A Common Stock).

         The Charter Amendments. To accomplish the intent of the Stock Purchase Agreement, the Company amended its Restated Certificate of Incorporation to (i) increase the number of authorized shares of Class A Common Stock from 10,000,000 shares to 20,000,000 shares; (ii) increase the number of authorized shares of Preferred Stock With $.025 Par Value Per Share, Class A from 4,000,000 shares to 8,200,000 shares; (iii) create a new series of Preferred Stock With $.025 Par Value Per Share, Class A to be designated as Convertible Participating Preferred Stock, $12.00 stated value per share, convertible at any time at the option of the holder into Class A Common Stock of the Company; and (iv) require unanimous approval of the Company's Board of Directors (excluding directors who choose to abstain) to authorize the major corporate actions referred to above.


Reduction in Outstanding Debt and Leverage

         From the time it had commenced operating under the Alliance Agreement in December 1994 until the divestitures and the Equity Investment which occurred in the fiscal year March 31, 1999, the Company had substantially increased its reliance on debt as a component of its total capital structure (debt and equity). The use of debt in capital structure is commonly referred to as "leverage". The increase in debt was primarily necessitated by plant and equipment acquisitions, start-up costs incurred, and increased need for working capital to handle the increased vegetable production resulting from the Alliance Agreement. Operating losses in its fruit business, oversupply and corresponding low prices for vegetables during much of the period and the 1995 drought in New York State exacerbated the difficulties. In the fiscal year ended March 31, 1998, the Company obtained from its lenders waivers and revisions of various financial covenants in its loan agreements. These waivers and revisions were necessary to avoid default under its loan agreements.

         As a result of the fiscal 1999 divestitures and Equity Investment, the Company anticipates that its requirements for working capital financing will be substantially reduced in the fiscal year ending March 31, 2000 as compared to the prior fiscal year. Accordingly, the total financing commitment of the Company's line-of-credit banks was reduced in steps from $130 million on December 1, 1997 to $75 million on January 29, 1999, at which date the Company elected to terminate its Amended and Restated Credit Agreement with those banks. As of March 31, 1999, the Company has obtained from one of its former lending banks a line-of-credit commitment of $20 million and $30 million of uncommitted line-of-credit financing from two other banks which were also in the former lending group. The new credit arrangements with the three banks do not require the Company to pay commitment fees, whereas the Company paid fees for the unused portion of the bank commitments under the Amended and Restated Credit Agreement which it terminated in January 1999.

         The Company believes that the bank credits described above will be sufficient, with its other resources, for its anticipated working capital requirements in fiscal 2000.

         In the final quarter of fiscal 1999, the Company made the following prepayments on long-term debt (plus yield-maintenance payments to the lenders in accordance with the terms of the indebtedness):

         (1) With respect to its outstanding 10.78% Series A Note due February 23, 2005, and in addition to the scheduled payment of a principal installment of $7,500,000 due February 23, 1999, the Company prepaid two annual principal installments of $8,400,000 each due February 23 in 2000 and 2001; and

         (2) With respect to its outstanding 9.17% Senior Notes due 2004, the Company prepaid $15,000,000, the entire outstanding principal amount of these Notes.

        The changes in the Company during fiscal 1999 have reduced the Company's leverage. The following table illustrates this reduction:

                                              December 26, 1998  March 31, 1998

Total Outstanding Debt                             $235,386        $301,703

Current Ratio (current assets:current liabilities) 2.97:1.0        1.79:1.00

Ratio of total assets to total liabilities         1.42:1.00       1.23:1.00

Long Term Debt as a % of equity                    170%            256%

Total Liabilities as a % of equity                 238%            433%

                                  The Offering

         All of the shares of Class A Common Stock offered hereby are being sold by Pillsbury. Pillsbury acquired the Class A Common Stock upon the conversion of certain indebtedness owed by the Company to Pillsbury. See "Selling Security Holder."

                                  RISK FACTORS

         An investment in the Class A Common Stock of the Company involves various risks. Prospective purchasers should carefully consider the following information in conjunction with the other information appearing elsewhere in this Prospectus before making a decision to invest in the Class A Common Stock.



Excess Capacity in the Vegetable Industry and its Negative Effect on Price

         The Company's financial performance and growth are related to conditions in the United States vegetable processing industry which is a mature industry with a relatively modest compounded annual growth rate of 2% from 1994 to 1998. The Company's net sales are a function of product availability and market pricing. In the vegetable processing industry, product availability and market prices tend to have an inverse relationship: market prices tend to decrease as more product is available and to increase if less product is available. Product availability is a direct result of plantings, growing conditions, crop yields and inventories, all of which vary from year to year. In addition, market prices can be affected by the planting and inventory levels and individual pricing decisions of the three or four largest processors in the industry. Generally, market prices in the vegetable processing industry adjust more quickly to variations in product availability than an individual processor can adjust its cost structure; thus, in an oversupply situation, a processor's margins likely will weaken. The Company typically has experienced lower margins during times of industry oversupply.

         The Company sometimes refers to its vegetable "pack" in this Prospectus. "Pack" is a term for processing recently harvested vegetables into canned or frozen form suitable for sale to customers. Processing includes such activities as washing, sorting, grading, cooking, canning and freezing.

         In the last three fiscal years, the vegetable processing industry has been characterized by excess capacity, with resulting pressure on the Company's prices and profit margins. In these years many of the Company's competitors have closed processing plants in response to the downward pressure on prices. There can be no assurance that the Company's margins will improve in response to favorable market conditions or that the Company will be able to operate profitably during depressed market conditions. See "-- Recent Losses."

Seasonality and Quarterly Fluctuations

         The Company's operations are affected by the growing cycles of the vegetables it processes. When the vegetables are ready to be picked, the Company must harvest and process the vegetables or forego the opportunity to process fresh picked vegetables for an entire year. Most of the Company's vegetables are grown by farmers under contract to the Company. Consequently, the Company must pay the contract grower for the vegetables even if the Company cannot or does not harvest or process them. Most of the Company's production occurs during the second quarter (July through September) of each fiscal year in which the growing season ends for most of the vegetables processed by the Company in the northern United States, and a majority of sales occur during the third and fourth quarter of each fiscal year (due to seasonal consumption patterns for its products). Accordingly, inventory levels are highest during the second and third quarters, and accounts receivable levels are highest during the third and fourth quarters. Net sales generated during the third and fourth quarters of each fiscal year have a significant impact on the Company's results of operations. Because of seasonal fluctuations, the results of any particular quarter will not necessarily be indicative of results for the full year or for future years.

         Because weather conditions during the course of each vegetable crop's growing season will affect the volume and growing time of that crop, the Company must set its planting schedules without knowing the effect of the weather on its crops or on the entire industry's production. As most vegetables are produced in more than one part of the U.S., the Company may somewhat reduce its risk that its entire crop will be subject to disastrous weather. In 1995, the Company's vegetable operations in New York experienced losses partially caused by a severe local drought, which did not affect its production elsewhere. In some earlier years, excessive rains and flooding in the upper Midwest reduced vegetable production in that region, but the adverse effects were partially mitigated by good growing conditions in New York.

Dependence on Alliance Agreement

         Pursuant to the Alliance Agreement and related agreements, the Company processes and sells to Pillsbury or Pillsbury's designee, on a "cost plus" basis, cases of shelf-stable vegetables and processes or partially processes certain frozen vegetables and asparagus for Pillsbury or its designee.

    In a transaction concurrent with the Alliance Agreement, the Company acquired from Pillsbury a substantial percentage of the tangible production assets of Pillsbury's Green Giant brand of shelf-stable and frozen vegetable products, including six plants located in the midwestern and northwestern United States. Additional Green Giant production assets were acquired from Pillsbury subsequent to February 1995. All Green Giant plants referred to in this paragraph are collectively referred to as the "Alliance Plants." Five Green Giant production plants were retained by Pillsbury of which four have been closed. The total purchase price for the Alliance Plants was $93.7 million. The Company initially paid Pillsbury $13.1 million in cash and issued to Pillsbury an 8% Secured Nonrecourse Subordinated Promissory Note due September 30, 2009 (the "Pillsbury Note") for the unpaid principal amount of $80,583,000. The Pillsbury Note requires the Company to pay annual installments of principal on each October 20 and a final major principal payment on September 30, 2009. Interest on the Pillsbury Note is required to be paid quarterly on each of the last days of March, June, September and December. As a result of Pillsbury's conversion of two annual principal installments totaling $6 million into Class A Common Stock, and the payment of two subsequent annual principal installments on the Pillsbury Note, the outstanding principal balance at March 31, 1999 was $68,083,000.


         Inasmuch as Pillsbury sold to the Company or closed substantially all of its Green Giant production facilities and hopes to benefit under the Alliance Agreement by paying lower product costs than it might otherwise incur, the Company, beginning in its fiscal year ended March 31, 1996, has been a major supplier of Pillsbury's Green Giant vegetable products. Green Giant products packed by the Company in the Company's fiscal years ended March 31, 1997 and March 31, 1998 constituted approximately 54% and 40%, respectively, of the Company's sales for such period. The Company expects that, in the foreseeable future while the Alliance Agreement remains in effect, Pillsbury's Green Giant vegetables will be the largest single product line of the Company.


         The Alliance Agreement has an initial term ending December 31, 2014, and will be extended automatically for additional five year terms unless terminated in accordance with the provisions of the Alliance Agreement. Upon virtually all of the causes of termination enumerated in the Alliance Agreement, Pillsbury will acquire legal title to the Alliance Plants and certain of the other assets which the Company acquired from Pillsbury, and various financial adjustments between the parties will occur. If Pillsbury terminates the Alliance Agreement without cause, it must pay the Company a termination payment of $20 million. Pillsbury holds mortgage and security interests in the property transferred to the Company and any replacement property to enforce its rights under the Alliance Agreement and the Pillsbury Note. Pillsbury will look to that property, and not to the other property of the Company, to satisfy its claims under the Pillsbury Note (except for damages in particular circumstances, such as the Company's fraud or intentional misconduct, its failure to turn over insurance or condemnation proceeds of the secured property or to turn over the property as required by the Pillsbury Note or comply with the termination provisions of the Alliance Agreement or under certain provisions of the Bankruptcy Code). The Pillsbury Note has extensive provisions defining the remedies against the Company and the relative rights of Pillsbury and the Company's long-term insurance lenders and its bank lenders in certain circumstances, such as default by the Company.

         The Company's sales and financial performance under the Alliance Agreement and its sales of Green Giant products depend to a significant extent on the Company's success in producing quality Green Giant vegetables at competitive costs and Pillsbury's success in marketing the products produced by the Company. The ability of Pillsbury to successfully market these products will depend upon Pillsbury's sales efforts, as well as the factors described above under "--Excess Capacity in the Vegetable Industry and its Negative Effect on

Price." The Company cannot give assurance as to the volume of Pillsbury's sales and cannot control many of the key factors affecting that volume. The Alliance Agreement contains extensive covenants by the Company with respect to quality and delivery of products, maintenance of the Alliance Plants and other standards of Company performance. If the Company were to fail in its performance of these covenants, Pillsbury would be entitled to terminate the Alliance Agreement.

         Termination of the Alliance Agreement will, in most cases, entitle the Company's principal lenders, including its long term lenders to declare a default under the Company's loan agreements with them. The principal lenders have a security interest in certain payments to be received by the Company from Pillsbury on termination of the Alliance Agreement from Pillsbury or other buyers of Green Giant inventory. Unless the Company were to enter into a new substantial supply relationship with Pillsbury or another major vegetable marketer and acquire substantial production capacity to replace the Alliance Plants, any such termination would substantially reduce the Company's sales. If termination were to occur while substantial indebtedness of the Company to its lenders were outstanding, as was true at December 26, 1998, a restructuring of the debt payment terms would likely be necessary to avoid a payment default in addition to the default by reason of the termination of the Alliance Agreement.


Recent Losses

    The Company sustained losses in its 1996 and 1998 fiscal years and in its operations for first three quarters of fiscal 1999. The divestitures of its fruit business and the equity financing in the 1999 fiscal year were accomplished partly in response to these losses, and the Company expects the gains from the divestitures to exceed its losses from fiscal year 1999 operations. (See Prospectus Summary - The Company - Divestitures of Fruit Business; Equity Investment). These loss years and periods are discussed below. All results for fiscal year 1999 are unaudited.

         Fiscal Year 1996. The Company reported an after-tax loss of $10.147 million (loss of $1.81 per share) in this year. The major causes of the losses were:

         (1) Reduced production in the 1995 pack season, particularly in the Company's Eastern Division vegetable plants. The Company experienced start-up problems during and after installation of new equipment and relocation and modification of existing Pillsbury equipment which was removed from closed Pillsbury plants and installed in the Company's plants. The Company made aggregate capital expenditures of approximately $68 million involving 37 separate projects to prepare for a larger volume pursuant to the Alliance

        Agreement. The magnitude of that capital program, which had to be completed in approximately six months' time to be ready for the 1995 pack season, exceeded any prior capital program by the Company within a comparable period of time. During the 1996 pack season (in fiscal year 1997), the Eastern Division plants, which had generated the greatest problems in 1995, generally performed in accordance with the Company's expectations.

            (2) During the summer of 1995, operations in the Eastern Division (New York plants) were adversely affected by the worst drought in New York in 20 years. This also reduced Eastern Division vegetable production, but its effect was not as severe as the start-up problems described above.

The combination of these two factors resulted in a non-recurring charge of approximately $15.1 million, before income tax benefit, for the 1996 fiscal year.

    The 1996 fiscal year was the first year of operation under the Alliance Agreement. The Company did not receive orders from Pillsbury at the originally-anticipated levels because of the existence of substantial Green Giant vegetable inventories carried over from the prior year (pre-Alliance Agreement). Consequently, the Company substantially increased its finished inventory levels and had to defer the conversion of inventory to sales. This adversely affected the Company's cash flow and income and necessitated a modification of certain financial covenants in the Company's loan agreements with its revolving credit bank lenders and its long-term lenders, as the Company could not have complied with the unmodified covenants.

         Fiscal Year 1998. For this fiscal year, the Company reported a net loss of $5.144 million (loss of $0.87 per share) on sales of $703.2 million as compared to fiscal year 1997 in which the Company reported earnings of $7.5 million (earnings of $1.27 per share) on sales of $730.2 million.

         The major causes for the losses were:


(1) Lower selling prices on vegetables due to an ongoing industry oversupply due in part to an above-normal volume of vegetables harvested and processed for the second consecutive year. See "--Excess Capacity in the Vegetable Industry and its Negative Effect on Price."

(2) Declines in apple product prices which were greater than the decline in apple product costs.

(3) Increased pressure on pricing for frozen apple concentrate as a result of the decline in consumption of frozen concentrates.


    The continued oversupply conditions in the vegetable industry and the pressure on both vegetable and fruit product prices required a more costly selling program than in the preceding year, further eroding margins.


    Fiscal Year 1999. In the nine months ended December 26, 1998, the Company experienced a net loss of $1.94 million on net sales of $490,882 (the "1999 Loss"). Of the 1999 Loss, which is unaudited, $1.24 million was from continuing operations (i.e., vegetable processing) and $.703 million from discontinued operations (i.e., the fruit products business). The per share loss for this period was $.32 as compared to a loss of $.14 per share for the comparable period in the 1998 fiscal year.

Some Characteristics of the Competition

    All of the Company's products compete with those of other national, major and smaller regional food processing companies under highly competitive conditions. The Company's major competitors in the vegetable business are Del Monte Corporation and Chiquita Brands International, both of which have substantially greater sales and assets than the Company. The Company also sells vegetable products which compete with Pillsbury products manufactured by the Company under the Alliance Agreement.

         The   vegetable   business  in  the  last  three  years  has  undergone
consolidation as a result of adverse market conditions, and many smaller vegetable processors have been acquired by the Company and its major competitors. Future acquisitions may increase the market strength of the Company's larger competitors providing them with even greater resources for obtaining desirable shelf space and promotional programs with major retail food stores. However, the major segment of the Company's business is producing vegetables for sale by others -- such as Green Giant vegetables for Pillsbury and vegetables carrying the brand names of the Company's grocery chain customers. In that segment of the business, the marketing programs are determined by the Company's customers. In recent years, many major retail food stores have been increasing their promotions and offerings of their own brand name vegetables, to the detriment of vegetable brands owned by the producers, including the Company's own brands.

Priority of Convertible Participating Preferred Stock over Common Stock in the Event of Liquidation

         As a result of the Equity Investment and prior to the deduction of any expenses, $49,998,408 of aggregate stated value of Convertible Participating Preferred Stock has been added to the Company's total equity. In the event of a liquidation or dissolution of the Company, the entire stated value of the Convertible Participating Preferred Stock will have priority of payment over all shares of Class A Common Stock (and Class B Common Stock). Each holder of Convertible Participating Preferred Stock may, at the holder's option, convert Convertible Participating Preferred Stock into Class A Common Stock on a share-for- share basis at any time. The Company cannot predict whether, or to what extent, holders of Convertible Participating Preferred Stock will convert to Class A Common Stock.

            The Shares of Class A Common Stock Have Low Voting Power


         Each share of Class A Common Stock has one-twentieth (1/20) of one vote on all matters requiring a shareholder vote, while each share of Class B Common Stock, as well as each share of the Company's outstanding preferred stock has one vote (other than the Convertible Participating Preferred Stock which have no votes and the Six Percent (6%) Cumulative Voting Preferred Stock which are only entitled to vote with respect to the election of directors). In the election of directors and other matters which are not subject to a class vote, holders of Class A Common Stock have substantially less voting power than holders of Class B Common Stock proportionate to the relative market value of those two classes of stock. See "Description of Capital Stock--Description of Class A Common Stock and Class B Common Stock--Voting."

Concentration of Voting Power and Other Indicia of Influence on the Company

         As of the date of this Prospectus, the Wolcott and Kayser Families collectively exercise approximately 42% of the total voting power of the Company (in an election of directors). The capital structure and the concentrated ownership of the Wolcott and Kayser Families in the Class B Common Stock and the Company's Preferred Stock are likely to limit substantially the possibility of and chances of success for a hostile tender offer, which is usually at a premium over the then-current market price of a target company's stock or other takeover proposal or proxy contest which could remove directors if the Wolcott and Kayser Families are opposed to such offer or proposal.

    As a result of the Equity Investment (and assuming conversion of the Convertible Participating Preferred Stock), the Investors and certain of the Company's existing shareholders that are related to the Investors through family relationships and common ownership in certain business entities collectively exercise approximately 13% of the total voting power of the Company (in an election of directors). The terms of the Equity Investment provide other opportunities for the Investors to exercise influence over the Company. Pursuant to one such provision, the size of the Company's Board of Directors was increased from seven to nine members and the Investor Designees were elected to fill the newly created positions. Another provision assures that the Investor Designees will comprise at least 22% of the membership of each committee of the Company's Board of Directors. The Investor Designees may be removed by the Investors and the resulting vacancy shall be filled with persons designated by the Investors. The Investors' right to have their designees nominated to the Company's Board of Directors and serve on committees of the Board of Directors continues until such time as the Investors, in the aggregate, own less than 10% of the outstanding Class A Common Stock (assuming conversion of all shares of Convertible Participating Preferred Stock into Class A Common Stock).

         Furthermore, the Charter was amended to require that certain major corporate actions including, but not limited to, certain sales of assets, mergers and change in accountants will require unanimous approval of the Company's Board of Directors (excluding directors who choose to abstain). Therefore, any one director of the Company, including either of the Investor Designees, will have the ability to prevent any of these major decisions from being approved.

Certain Anti-Takeover Provisions

    Certain provisions of the Alliance Agreement and the Company's credit agreements, the Company's Charter, and the Company's Bylaws, as amended (the "Bylaws"), could have the effect of preventing or delaying a person from acquiring or seeking to acquire a substantial equity interest in, or control of, the Company. The Bylaws and Charter provide, among other things, for staggered board of directors' terms. See "Description of Capital Stock-Restrictions on Acquisition of the Company-Certain Charter and Bylaw Provisions." The Alliance Agreement states that it may be terminated by Pillsbury if any person acquires 30% or more of the combined voting power of the Company's then outstanding voting securities, or the shareholders of the Company approve certain specified business transactions. The Company's long-term credit agreement provides that the lenders may require the Company to prepay certain of its indebtedness if (i) any person or group (other than the Wolcott or Kayser Families) acquires shares of the Company representing 50% or more of the total number of votes which the Company's shareholders shall be entitled to cast or (ii) the Wolcott and Kayser Families shall cease to own, directly or indirectly, at least 25% of the Company. The Company's short-term credit facility with a bank provide that an event of default occurs if the Company allows (i) any person or group, other than the Wolcott or Kayser Families, to acquire capital stock possessing either 30% or more of the total number of votes which the Company's shareholders shall be entitled to cast or the right to elect 30% or more of the Company's Board of Directors or (ii) during any period of 12 consecutive months, the individuals who at the beginning of such 12 month period were directors of the Company cease for any reason to constitute a majority of the Board of Directors of the Company. The same default provision is contained in the Company's reimbursement agreement with an institutional lender which has supported the Company's four major industrial revenue bonds with a letter of credit.

No Dividends

    The Company historically has not declared or paid any cash dividends on its shares of Common Stock and does not anticipate paying such dividends in the foreseeable future. Furthermore, the Company's multi-year credit facilities require that, without lender permission, the Company pay dividends on Common Stock only from consolidated net earnings available for distribution. At March 31, 1998, the Company did not have any consolidated net earnings available for the payment of dividends. Future credit agreements may also restrict the payment of dividends on Common Stock without lender permission.

   Uncertainties Caused by Year 2000

         The Company has initiated a Year 2000 Compliance Project (the "Project") to ensure that business processes, equipment and systems will operate up to, over and following the change of the century. Software failures due to processing errors potentially arising from calculations using the Year 2000 are a known risk. The total cost of the Project, above and beyond normal software upgrades, is not expected to exceed $750,000. The Project includes the following phases: assessment of the problem, correction/replacement of systems, testing, vendor assessment and development of a contingency plan. The identification of all equipment with date sensitive operating controls (including embedded systems) has been completed. An inventory of our system assets has also been completed. We expect to replace or modify all critical systems necessary to become compliant by June 30, 1999, with testing complete by September 30, 1999. The Company has begun evaluating the potential impact of Year 2000 problems in the event that external vendors are not adequately prepared. If necessary, the Company will secure an alternate supply for the required products and/or services. The Company has not yet developed a contingency plan but anticipates completion of this plan by July 31, 1999.

Forward-Looking Statements

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Prospectus contains or will contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements include information relating to the effect of the divestiture of the juice business and the Equity Investment, the effect of amendments to and dependence on the Alliance Agreement, reduction in outstanding debt and leverage, excess capacity in the vegetable industry and its negative effect on price, recent losses, seasonality and quarterly fluctuations, competition, future capital expenditures, business development activities, financing sources and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and accordingly, such results may differ from those expressed in any forward-looking statements contained in this Prospectus. These risks and uncertainties include, but are not limited to, uncertainties affecting the food processing industry, risks relating to the dependence on certain contractual arrangements (including the Alliance Agreement) and risks relating to seasonal fluctuations.

                                   THE COMPANY


General

    The Company conducts its business almost entirely in canned and frozen vegetable processing which currently accounts for approximately 96% of the Company's sales. Canned vegetables represent approximately 88% and frozen vegetable products approximately 12% of the Company's canned and frozen vegetable processing volume. Fruit products represent 3% of Company sales.

         Approximately 10% of the Company's food products are packed under its own brands including Seneca(R), Libby's(R) (under license), Aunt Nellie's Farm Kitchen(R) and Blue Boy(R). Approximately 29% of the processed foods are packed under private labels and approximately 12% are sold to institutional food distributors. The remaining approximately 49%, are sold under the Alliance Agreement with Pillsbury. See "Risk Factors--Dependence on Alliance Agreement."

         The  Company's  sole  non-food  division,   Seneca  Flight  Operations,
provides air charter service primarily to industries located in upstate New York and contributes approximately 1% to the Company's sales.

    The Company was incorporated in 1949 under the laws of the State of New York. The Company purchased six Green Giant vegetable plants from Pillsbury effective February 1, 1995, resulting in vegetable products then becoming 78% of the Company's overall business. Consequently, the Company changed its fiscal year-end from July 31 to March 31 to avoid overlapping pack seasons between fiscal years.
Therefore, fiscal year 1995 was an eight-month transition period.

         The   Company's   principal   executive   office  is  located  at  1162
Pittsford-Victor Road, Pittsford, New York. Its telephone number is (716) 385-9500 and it maintains a web site (http://www.senecafoods.com).


                                 USE OF PROCEEDS


         The Company will not receive any proceeds from the Offering.


                             SELLING SECURITY HOLDER

                                                                                      Number of Shares
                                Number of Shares           Number of Shares           of Class A Common
                                of Class A Common          of Class A                 Stock Owned Assuming
Name of Selling                 Stock Owned as of          Common Stock to            Sale of Shares
Security Holder                 May 28, 1999               be Registered              Registered Hereunder
---------------                 --------------------       -------------------        --------------------

The Pillsbury Company                  346,570                  346,570                            0


    As of April 30, 1999, the Class A Common Stock offered hereby constituted approximately 9.6% of the outstanding Class A Common Stock of the Company.


Pillsbury's Acquisition of the Offered Shares

         The Class A Common Stock offered hereby is owned by Pillsbury and was issued to Pillsbury by the Company on March 20, 1996, pursuant to Pillsbury's exercise of an option granted to it on September 28, 1995, to convert $6.0 million principal amount of indebtedness owed by the Company on the Pillsbury
Note into Class A Common Stock. The option was exercised on December 21, 1995, at an exercise price of $17.3125 per share. The indebtedness so converted constituted the first two installments of principal, each installment in the sum of $3.0 million. The two principal installments converted to Class A Common Stock were originally due on October 20, 1995 and 1996, respectively.


                              PLAN OF DISTRIBUTION


         The Class A Common Stock offered hereby is offered for the Selling Security Holder or for the account of pledgees, donees, transferees or other successors in interest of the Selling Security Holder. Such sales may be made on the NASDAQ National Market at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. Such transactions may include, but are not limited to, one or more of the following:
(i) a block trade in which the broker or dealer so engaged will attempt to sell the Class A Common Stock offered hereby as an agent, but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer for its account pursuant to this Prospectus; or
(iii) ordinary brokerage transactions and transactions in which the broker solicits purchases. In effecting sales, brokers or dealers engaged by the Selling Security Holder may arrange for other brokers or dealers to participate. In the event of a transaction hereunder in which a broker or dealer acts as a principal (other than to facilitate an installment sale transaction, or to a market maker acting as such in routine transactions in the over-the-counter market), this Prospectus will be supplemented to provide material facts with respect to such transaction.

         In order to comply with the securities laws of certain states, if applicable, the securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the securities may not be sold in certain states unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

         Brokers or dealers involved in sales hereunder will receive commissions or discounts from the Selling Security Holder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any profits or commissions earned by them in such transactions may be deemed to be underwriting discounts or commissions under the Securities Act. The Selling Security Holder has been advised that it is subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5, 10b-6 and 10b-7 thereunder.

                          DESCRIPTION OF CAPITAL STOCK


    The Company is authorized to issue 20,000,000 shares of Class A Common Stock; 10,000,000 shares of Class B Common Stock; 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, $0.25 par value per share ("6% Preferred Stock"); 30,000 shares of Preferred Stock Without Par Value; 1,000,000 shares of Ten Percent (10%) Cumulative Convertible Voting Preferred Stock - Series A Preferred Stock, $0.25 stated value per share ("10% Series A Preferred Stock"); 400,000 shares of Ten Percent (10%) Cumulative Convertible Voting Preferred Stock - Series B Preferred Stock, $0.25 stated value per share ("10% Series B Preferred Stock") (the 6% Preferred Stock, Preferred Stock Without Par Value, 10% Series A Preferred Stock and 10% Series B Preferred Stock are collectively referred to as "Preferred Stock") and 4,166,667 shares of Convertible Participating Preferred Stock. As of April 30, 1999, the Company had issued and outstanding: 3,593,937 shares of Class A Common Stock; 2,791,017 shares of Class B Common Stock; 200,000 shares of 6% Preferred Stock; 407,240 shares of 10% Series A Preferred Stock; 400,000 shares of 10% Series B Preferred Stock; and 3,772,651 shares of Convertible Participating Preferred Stock.

Description of Class A Common Stock and Class B Common Stock

         Voting. Under the Company's Charter, the holders of Class A Common Stock and Class B Common Stock have the right to vote for the election of all directors and on all other matters submitted to the shareholders of the Company. Subject to the Class A Special Rights discussed in detail below, each share of Class B Common Stock is entitled to one full vote on all matters on which shareholders currently are entitled to vote, including the election of directors. Each holder of Class A Common Stock is entitled to one-twentieth (1/20) of one vote per share on all matters on which shareholders are entitled to vote, including the election of directors. Cumulative voting is not authorized for the holders of Common Stock. See "Risk Factors--The Shares of Class A Common Stock Have Low Voting Power."

         The holders of Class A Common Stock are entitled to vote as a separate class on any proposal to amend the Charter to increase the authorized number of shares of Class B Common Stock, unless the increased authorization does not exceed the number of shares of Class B Common Stock which must be issued in a proposed stock dividend with respect to Class B Common Stock and an equivalent stock dividend of Class A Common Stock will be effected concurrently with respect to Class A Common Stock.

         In addition, Section 804 of the BCL confers upon the holders of Class A Common Stock the right to vote as a class on any amendment to the Company's Charter which would (i) exclude or limit the shareholders' right to vote on any matter, except as such rights may be limited by voting rights given to new shares then being authorized; (ii) change Class A Common Stock by (a) reducing the par value, (b) changing the shares into a different number of the same class or into a different or same number of shares of a different class, or (c) fixing, changing or abolishing the designation of Class A Common Stock or any series thereof or any of the relative rights, preferences, and limitations of the shares; or (iii) subordinate their rights by authorizing shares having preferences which would be in any respect superior to their rights. Other provisions of the BCL would entitle holders of Class A Common Stock to vote as a separate class for approval of any plan of merger, consolidation or exchange which would effect any change in Class A Common Stock described in the preceding sentence.

         On proposals on which holders of Class A Common Stock are entitled to vote as a separate class, the proposal must be approved by a majority of the votes of all outstanding shares of Class A Common Stock. Consequently, holders of Class A Common Stock, by withholding such approval, can defeat a proposal notwithstanding that holders of a majority of Class B Common Stock vote in favor of the proposal.

         Dividends and Other Distributions. Each share of Class A Common Stock and Class B Common Stock is equal in respect to dividends and other distributions in cash, stock or property except that (i) if declared, a dividend or distribution in shares of the Company on Class A Common Stock will be paid only in Class A Common Stock, and (ii) if declared, a dividend or distribution in shares of the Company on Class B Common Stock will be paid only in Class B Common Stock. The number of shares so paid as a dividend or distribution on each share of Class A Common Stock and Class B Common Stock shall be equal, although the class of the shares so paid shall differ depending upon whether the recipient of the dividend is a holder of Class A Common Stock or Class B Common Stock.

         Mergers and Consolidations. In the event of a merger, consolidation, or combination of the Company with another entity (whether or not the Company is the surviving entity) or in the event of dissolution of the Company, the holders of Class A Common Stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Class B Common Stock in that transaction. However, any shares of common stock that holders of Class A Common Stock become entitled to receive in the transaction may have terms substantially similar to the Class A Common Stock themselves. Thus, the surviving entity in any such transaction could have a dual-class capital structure like that of the Company and could, upon consummation of the merger or consolidation, give full voting shares to the holders of Class B Common Stock and one-twentieth (1/20) voting shares to the holders of Class A Common Stock.

         Class A Special Rights. The Company's Charter contains a two-pronged "Class A Special Rights" provision which ensures that holders of Class A Common Stock will not be unfairly treated in the event that a person attempts to gain control of the Company.

         First, the Class A Special Rights seek to prevent a person who has crossed a certain ownership threshold from gaining control of the Company by acquiring Class B Common Stock without buying Class A Common Stock. If any person acquires more than 15% of the outstanding Class B Common Stock after August 5, 1995 (the "Threshold Date"), and does not acquire after the Threshold Date a percentage of the Class A Common Stock outstanding at least equal to the percentage of Class B Common Stock that the person acquired in excess of the 15% threshold, such person will not be allowed to vote shares of Class B Common Stock acquired in excess of the 15% threshold. For example, if a person acquires 20% of the outstanding Class B Common Stock after the Threshold Date but acquires no Class A Common Stock, that person would be unable to vote the 5% of the Class B Common Stock acquired in excess of the 15% threshold. With respect to persons who owned Common Stock of the Company on or prior to the Threshold Date, only shares of Class B Common Stock acquired after the Threshold Date will be counted in determining whether that shareholder has exceeded the 15% threshold for acquisitions of Class B Common Stock and only acquisitions of Class A Common Stock after the Threshold Date will be counted in determining whether that shareholder's Class A Common Stock acquisitions have been at least equal to the acquisition of Class B Common Stock in excess of the 15% threshold. The inability of the person to vote the excess Class B Common Stock will continue until such time as a sufficient number of shares of Class A Common Stock have been acquired by the person to satisfy the requirements of the Class A Special Rights.

         The second prong of the Class A Special Rights is an "Equitable Price" requirement. It is intended to prevent a person seeking to acquire control of the Company from paying a discounted price for the Class A Common Stock required to be purchased by the acquiring person under the first prong of the Class A Special Rights. These provisions provide that an Equitable Price has been paid for shares of Class A Common Stock only when they have been acquired at a price at least equal to the greater of (i) the highest per share price paid by the acquiring person, in cash or in non-cash consideration, for any Class B Common Stock acquired within the 60 day periods preceding and following the acquisition of the Class A Common Stock or (ii) the highest closing market sale price of Class B Common Stock during the 30 day periods preceding and following the acquisition of the Class A Common Stock. The value of any non-cash consideration will be determined by the Board of Directors of the Company acting in good faith. The highest closing market sale price of a share of Class B Common Stock will be the highest closing sale price reported by NASDAQ National Market or on any such other securities exchange then constituting the principal trading market for either class of the Common Stock. In the event that no quotations are available, the highest closing market sale price will be the fair market value during the 30 day periods preceding and following the acquisition of a share of Class B Common Stock as determined by the Board of Directors of the Company acting in good faith. The Equitable Price Provision is intended to require a person seeking to acquire control of the Company to buy the Class B Common Stock and the Class A Common Stock at virtually the same time and the same price, as might occur in a tender offer, to ensure that the acquiring person would be able to vote the Class B Common Stock acquired in excess of the 15% threshold.

         Under the Class A Special Rights, an acquisition of Class B Common Stock is deemed to include any shares that an acquiring Person acquires directly or indirectly, in one transaction or a series of transactions, or with respect to which that person acts or agrees to act in concert with any other person (an "Acquisition"). As used in the preceding sentence, "Person" includes one or more persons and entities who act or agree to act in concert with respect to the Acquisition or disposition of Class B Common Stock or with respect to proposing or effecting a plan or proposal to (a) a merger, reorganization or liquidation of the Company or a sale of a material amount of its assets, (b) a change in the Company's Board of Directors or management, including any plan or proposal to fill vacancies on the Board of Directors or change the number or term of Directors, (c) a material change in the business or corporate structure of the Company, or (d) any material change in the capitalization or dividend policy of the Company. Unless there are affirmative attributes of concerted action, however, "acting or agreeing to act in concert with any other Person" does not include acts or agreements to act by Persons pursuant to their official capacities as directors or officers of the Company or because they are related by blood or marriage.

         For purposes of calculating the 15% threshold, the following Acquisitions and increases are excluded: (i) shares of Class B Common Stock held by any Person on the Threshold Date, (ii) an increase in a holder's percentage ownership of Class B Common Stock resulting solely from a change in the total number of shares of Class B Common Stock outstanding as a result of a repurchase of Class B Common Stock by the Company since the last date on which that holder acquired Class B Common Stock, (iii) Acquisitions of Class B Common Stock (a) made pursuant to contracts existing prior to the Threshold Date, including the Acquisition of Class B Common Stock pursuant to the conversion provisions of Class A Preferred Stock outstanding prior to the Threshold Date, (b) by bequest or inheritance or by operation of law upon the death or incompetency of any individual, and (c) by any other transfer made without valuable consideration, in good faith and not for the purpose of circumventing the Class A Special
Rights. A gift made to any Person who is related to the donor by blood or marriage, a gift made to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986 or a successor provision and a gift to a Person who is a fiduciary solely for the benefit of, or which is owned entirely by, one or more persons or entities (a) who are related to the donor by blood or marriage or (b) which is a tax-qualified charitable organization or (c) both will be presumed to be made in good faith and not for purposes of circumventing the restrictions imposed by the Class A Special Rights.

         The Class A Special Rights also provide that, to the extent that the voting power of any share of Class B Common Stock cannot be exercised pursuant to the provision, that share will be excluded from the determination of the total shares eligible to vote for any purpose for which a vote of shareholders is taken.

         Convertibility. The Class B Common Stock is convertible into Class A Common Stock at any time on a share-for-share basis. The Class A Common Stock is not convertible into shares of Class B Common Stock unless the number of outstanding shares of Class B Common Stock falls below 5% of the aggregate number of outstanding shares of Class B Common Stock and Class A Common Stock. In that event, immediately upon the occurrence thereof, all of the outstanding Class A Common Stock is converted automatically into Class B Common Stock on a share-for-share basis and Class B Common Stock will no longer be convertible into Class A Common Stock. For purposes of this provision, Class B Common Stock or Class A Common Stock repurchased by the Company and not reissued is not considered to be "outstanding" from and after the date of repurchase.

         In the event of any such conversion of the Class A Common Stock, certificates which formerly represented outstanding shares of Class A Common Stock thereafter will be deemed to represent a like number of shares of Class B Common Stock, and all common stock then authorized will be deemed to be Class B Common Stock.

         Preemptive Rights. Neither the Class A Common Stock nor the Class B Common Stock carry any preemptive rights enabling a holder to subscribe for or receive shares of the Company of any class or any other securities convertible into any class of the Company's shares.

         Transferability; Trading Market. The Class A Common Stock and the Class B Common Stock are freely transferable and are listed for trading on the NASDAQ National Market.

Description of Preferred Stock and Convertible Participating Preferred Stock

         None of the Company's Preferred Stock or Convertible Participating Preferred Stock will be issued in the Offering. No dividends or other distributions are payable on the Company's Common Stock unless such dividends or distributions are first paid on the Preferred Stock. In the event of a liquidation or dissolution of the Company, the outstanding shares of Preferred Stock and Convertible Participating Preferred Stock (see "Risk Factors--Priority of Convertible Participating Preferred Stock over Common Stock in the Event of Liquidation") would have priority over the Common Stock in the distribution of the remaining assets of the Company. The 10% Series A Preferred Stock is convertible into shares of Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 20 shares of 10% Series A Preferred Stock. The 10% Series B Preferred Stock is convertible into Common Stock on the basis of one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of 10% Series B Preferred Stock. The Convertible Participating Preferred Stock is convertible on a share-for-share basis into shares of Class A Common Stock.


Restrictions on Acquisition of the Company--Certain Charter and Bylaw Provisions

         In addition to the restrictions imposed by the "Class A Special Rights" provisions, the Charter contains two super-majority voting provisions. Paragraph 5 of the Charter provides that the affirmative vote of two-thirds of the shares present and entitled to vote at the meeting is necessary to amend the Bylaws of the Company. Paragraph 6 provides that a director may be removed regardless of cause only upon the affirmative vote of two-thirds of the shares entitled to vote for the election of that director. Both of these provisions reduce the possibility of the shareholders receiving and accepting hostile takeover bids, mergers, proxy contests, removal of current management, removal of directors or other changes in control.

         The Bylaws of the Company require the affirmative vote of two-thirds of the shares present and entitled to vote to (i) effectuate an amendment to the Bylaws of the Company and (ii) remove a director of the Company.

         The Bylaws provide for the staggered voting of directors for three-year terms so that shareholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two successive annual contests before their nominees constituted a majority of directors. See "Risk Factors--Certain Anti-Takeover Provisions."

   Shareholders Agreement

         In connection with the Investors' purchase from the Company in 1998 of 3,019,895 shares of the Company's Convertible Participating Preferred Stock for $36,238,740, the Company and certain of its substantial shareholders agreed that they would facilitate the election of two nominees of the Investors to the Company's nine-person Board of Directors, that the Investors would have at least 22% representation on committees of the Board and that certain major corporate actions would require unanimous approval of the Board of Directors. See "Prospectus Summary - Recent Developments - Equity Investment".

            Agreements Restricting Change in Control of the Company

         The Alliance Agreement and certain significant agreements between the Company and its lenders provide for penalties in the event of a change of control of the Company as defined in the respective agreements.

                                  LEGAL MATTERS


         Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York will pass upon certain legal matters for the Company with respect to the shares of Class A Common Stock offered hereby.

                                     EXPERTS


    The consolidated financial statements and the related consolidated financial statement schedule incorporated in this Prospectus by reference from the
Company's Annual Report on Form 10-K/A for the year ended March 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The following is a list of the expenses the Registrant expects to pay in connection with the issuance and distribution of the shares registered hereby. The Company will be responsible for the payment of these expenses; provided, however, that Pillsbury will be responsible for costs of printing to the extent such costs exceed $2,500.

         Filing and Registration Fees           $  1,227.00
         Legal Fees and Expenses*                 25,000.00
         Cost of Printing*                         2,500.00
         Accounting Fees and Expenses*                 0.00
         Miscellaneous Expenses*                   7,273.00

              Total                              $36,000.00

----------------

   *  Estimated


Item 15.  Indemnification of Directors and Officers.

         The Company's Charter provides that the Company is required to indemnify each and every officer or director of the Company, even those whose term has expired, for any and all expenses actually and necessarily incurred by such director or officer in connection with the defense of any action, suit or proceeding in which he is made a party by reason of being or having been a director or officer of the Company. The Company is not required to indemnify a director or officer for matters as to which such officer or director is adjudged to be liable for neglect or misconduct in the performance of his duties as director or officer. Further, the rights of the officers or directors to indemnification are not exclusive of any other rights to which an officer or director of the Company is entitled.

         Under the Company's Bylaws, as amended (the "Bylaws"), the Company has the authority to indemnify its directors and officers to the fullest extent permitted by the New York Business Corporation Law (Sections 721-726) (the "BCL"). The Bylaws, reflecting New York law, extend such protection to any person made or threatened to be made a party to any action or proceeding, including an action by or in the right of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, which any director, officer or employee of the Company served in any capacity at the request of the Company, by reason of the fact that such director or officer, his testator or intestate, is or was a director or officer of the Company or is or was serving such enterprise at the request of the Company. The Bylaws provide that such indemnification may be authorized pursuant to the terms and conditions of (i) a resolution of shareholders;
(ii) a resolution of the Board of Directors; (iii) an agreement providing for such indemnification or (iv) any judicial or other legal authority which entitles the director, officer or employee to such indemnification.

         The BCL provides that, if successful on the merits or otherwise, an officer or director is entitled to indemnification by the Company against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of such action or proceeding, or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or at least not opposed to, the best interests of the Company. The termination of any action or proceeding by judgment, settlement, conviction or plea of nolo contendere, or its equivalent, does not itself create the presumption that such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the Company or that he had reasonable cause to believe that his conduct was unlawful.

         If a corporation fails to provide indemnification to its directors or officers, the BCL provides that despite any contrary resolution of the board of directors or shareholders, indemnification may be awarded by application to the appropriate judicial authority. Application for such court-ordered indemnification may be made either in the civil action or proceeding in which the expenses were incurred or other amounts were paid or to the supreme court in a separate proceeding.

Item 16.  Exhibits.

Exhibit
Number   Description

  3(a)(1) The Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's 10-Q/A filed August 1995 for the quarter ended July 1, 1995)

  3(a)(2) An amendment to the Company's Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit
                 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)

  3(a)(3) Certificate of Amendment to the Company's Restated Certificate of Amendment, as amended (incorporated by reference to Exhibit 3(i) to the Company's Current Report on Form 8-K dated September 17, 1998)


(b)        The Company's Bylaws as amended (incorporated by reference to Exhibit
           3.3 to the Company's Quarterly Report on Form 10-Q/A filed August 1995)

  4(a) Note Agreement related to the $75,000,000 note with The Prudential Insurance Company of America (Incorporated by reference to Exhibit 99 to the Company's 10-Q for the quarter ended January 28, 1995)

   (b) Note Agreement related to the $50,000 note with John Hancock Mutual Life Insurance Company (Incorporated by reference to
                 Exhibit 99 to the Company's 10-Q for the quarter ended January 28, 1995)

  5 Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality of securities being registered (filed herewith)

23(a)            Consent of Deloitte & Touche LLP (filed herewith)

  (b)            Consent of Jaeckle Fleischmann & Mugel, LLP (contained in
                 Exhibit 5 above)

24               Powers of Attorney (filed herewith at pages II-6 and II-7)

Item 17.  Undertakings.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                          (i)      To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                          (ii)     To  reflect  in  the prospectus any facts or
events arising after the effective date of the Registration
Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                           (iii)  To  include  any  material   information  with
respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWER OF ATTORNEY


    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Pittsford, New York, on June 1, 1999.



                                                     SENECA FOODS CORPORATION

                                                     By: /s/ Kraig H. Kayser
                                                     Kraig H. Kayser, President
                                                     and Chief Executive Officer

         Each person whose signature appears below constitutes and appoints Kraig H. Kayser and Arthur S. Wolcott, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

   Signature                              Title                       Date

/s/ Arthur S. Wolcott               Chairman and Director         May 28, 1999
----------------------------------
Arthur S. Wolcott

/s/ Kraig H. Kayser                 President, Chief Executive    May 28, 1999
----------------------------------
Kraig H. Kayser                       Officer and Director


/s/ Philip G. Paras                 Vice President-Finance        May 28, 1999
----------------------------------
Philip G. Paras

          Signature                     Title                        Date

/s/ Jeffrey L. Van Riper          Controller and Secretary        May 28, 1999
----------------------------------
Jeffrey L. Van Riper              (Principal Accounting Officer)


/s/ Arthur H. Baer                 Director                       May 28, 1999
-----------------------------------
Arthur H. Baer


/s/ Andrew M. Boas                 Director                       May 28, 1999
---------------------------------
Andrew M. Boas


/s/ Robert T. Brady                Director                       May 28, 1999
-----------------------------------
Robert T. Brady


/s/ David L. Call                  Director                       May 28, 1999
------------------------------------
David L. Call


/s/ Edward O. Gaylord              Director                       May 28, 1999
--------------------------------
Edward O. Gaylord


/s/ G. Brymer Humphreys            Director                       May 28, 1999
------------------------------
G. Brymer Humphreys


/s/ Susan W. Stuart                Director                       May 28, 1999
-----------------------------------
Susan W. Stuart